Exhibit 1

Cemex closes €750 million bank refinancing

•	The refinancing agreement extends the final maturity of existing €450 million Term Loan to 2029 and increases facility size by €300 million through a new Revolving Credit Facility maturing in 2028.

•	Six new lenders joined the syndicated credit agreement, supporting Cemex’s sustainability-linked facility.

Monterrey, Mexico. April 11, 2024 – Cemex announced today that it has successfully refinanced its Euro denominated sustainability-linked syndicated credit agreement, extending the final maturity to 2029.

The refinanced credit agreement consists of a €450 million 5-year amortizing term loan, and a new €300 million 4-year committed revolving credit facility. This represents a reduction of €50 million in the term loan and an additional source of liquidity in the form of a revolver. The signing of this agreement is an integral part of a comprehensive financing plan designed to increase liquidity and flexibility.

“We have delivered on our commitment of strengthening our financial position, with much better liquidity and with no significant debt maturities in any given year” said Cemex CFO Maher Al-Haffar. “This transaction builds on that commitment by extending our Euro maturities and adding new sources of liquidity.”

The refinanced credit agreement, which is denominated exclusively in Euros, has nearly identical terms and conditions to those in Cemex’s other main bank credit agreement dated October 30, 2023, including guarantor structure, a parallel interest rate margin grid, and financial covenants that provide for a maximum leverage ratio of 3.75x throughout the life of the loan and a minimum interest coverage ratio of 2.75x.

With this transaction, Cemex continues to increase the percentage of its debt aligned to its Future in Action program, which is already above the 2025 target of 50% and brings the company closer to its 2030 target of 85%.

The Joint Bookrunners and Joint Lead Arrangers under the Credit Agreement are Citibank N.A., BNP Paribas, ING Bank N.V., BBVA México S.A., Mizuho Bank Ltd, HSBC Continental Europe, Sumitomo Mitsui Banking Corporation and The Bank of Nova Scotia. The Sustainability Structuring Agent for the Credit Agreement is BBVA México S.A.

The Credit Agreement maintains its guarantor structure, which consists only of Cemex Concretos, S.A. de C.V., Cemex Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd.

About Cemex

Cemex is a global construction materials company that is building a better future through sustainable products and solutions. Cemex is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. Cemex is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the help of new technologies. Cemex offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience enabled by digital technologies. For more information, please visit: www.cemex.com

Contact information

Analyst and Investor Relations

Fabián Orta

+52 (81) 8888-4327

ir@cemex.com

Media Relations

Jorge Pérez

+52 (81) 8259-6666

jorgeluis.perez@cemex.com

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The information contained in this press release is for informational purposes only. Except as the context otherwise may require, references in this press release to “Cemex,” ”we,” ”us,” ”our,” refer to Cemex, S.A.B. de C.V. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements in the US Private Securities Litigation Reform Act of 1995. In some cases, these forward looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, expectations (financial or otherwise) and typically can be identified by the use of forward-looking words such as “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” or other similar forward-looking words. Although Cemex believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These forward-looking statements are necessarily subject to risks, uncertainties, and assumptions, including but not limited to our plans, objectives, and expectations (financial or otherwise). Some of the risks, uncertainties, assumptions, and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to: changes in Mexico’s or other countries’, in which we operate, general economic, political and social conditions, including new governments, elections, changes in inflation, interest and foreign exchange rates, employment levels, population growth, consumer confidence and the liquidity of the financial and capital markets; the cyclical activity of the construction sector and reduced construction activity in our end markets; our exposure to sectors that impact our and our clients’ businesses, particularly those operating in the commercial and residential construction sectors, and the infrastructure and energy sectors; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; changes in spending levels for residential and commercial construction; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; any impact of not maintaining investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation; our ability to maintain and expand our distribution network and maintain favorable relationships with third parties who supply us with equipment and essential suppliers; competition in the markets in which we offer our products and services; the impact of environmental cleanup costs and other remedial actions, and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state, and local funding for infrastructure; changes in our effective tax rate; our ability to comply and implement technologies that aim to reduce CO2 emissions in jurisdictions with carbon regulations in place; the legal and regulatory environment, including environmental, energy, tax, antitrust, human rights and labor welfare, acquisition-related rules and regulations; the effects of currency fluctuations on our results of operations and financial conditions; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity; adverse legal or regulatory proceedings or disputes, such as class actions or enforcement or other proceedings brought by government and regulatory agencies; our ability to protect our reputation; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products, and generally meet our business strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements, and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties, or is subjected to invasion, disruption, or damage caused by circumstances beyond our control, including cyber-attacks, catastrophic events, power outages, natural disasters, computer system or network failures, or other security breaches; climate change, in particular reflected in weather conditions, including but not limited to excessive rain and snow, and disasters such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; availability and cost of trucks, railcars, barges, and ships, as well as their licensed operators and drivers, for transport of our materials; labor shortages and constraints; our ability to hire, effectively compensate and retain our key personnel and maintain satisfactory labor relations; our ability to detect and prevent money laundering, terrorism financing and corruption, as well as other illegal activities; terrorist and organized criminal activities, social unrest, as well as geopolitical events, such as hostilities, war, and armed conflicts, including the current war between Russia and Ukraine and conflicts in the Middle East; the impact of pandemics, epidemics, or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the depth and duration of an economic slowdown or recession, instability in the business landscape and lack of availability of credit; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19); and our ability to implement our Future in Action climate action program and achieve our sustainability goals and objectives; and the other risks, assumptions, and uncertainties described under “Risk Factors” in our 2022 annual report in Form 20-F filed with the Securities and Exchange Commission of the United States and our 2022 Mexican annual report, filed with the Mexican Banking and Securities Commission, which factors are hereby incorporated by reference. Many factors could cause our expectations, expected results, and/or projections expressed in this press release not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of implementation of technologies, some of which are not yet proven. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements, and/or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of our operations and the development of market conditions in which we operate, or other circumstances or assumptions suggested by such statements may differ materially from those described in, or suggested by, the forward-looking statements contained herein. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. Readers are urged to read this press release and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this press release speaks only as of the date of this press release and is subject to change without notice, and except to the extent legally required, we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements in this press release, whether to reflect any change in our expectations regarding those forward-looking statements, any change in events, conditions or circumstances on which any such statement is based, or otherwise. Readers should review future reports filed or furnished by us to the U.S. Securities and Exchange Commission and the Mexican Banking and Securities Commission. There can be no assurance that the transactions described herein will be consummated or as to the ultimate terms of any such transactions.

There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a ‘green’, ‘social,’ or ‘sustainable’ or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as ‘green’, ‘social,’ or ‘sustainable’ or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that such activities and/or reporting of those activities will meet any present or future expectations or requirements for describing or classifying funding and financing activities as ‘green’, ‘social’, or ‘sustainable’ or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time.